Mellon Insitutional Funds Master Portfolio
The Boston Company International Core Equity Portfolio
December 31, 2006 (Unaudited)

Security	Shares	Value ($)
UNAFFILIATED INVESTMENTS--98.1%		
Equities--96.9%		
Australia--3.7%		
BHP Billiton Ltd.	887,700	17,724,493
BlueScope Steel Ltd.	1,678,600	11,419,355
Commonwealth Bank of Australia	360,500	14,077,387
Orica Ltd.	416,900	7,995,125
Pacific Brands Ltd.	4,049,900	8,342,033
QBE Insurance Group Ltd.	1,172,600	26,698,249
Telstra Corp. Ltd.	4,671,300	15,262,482
		101,519,124
Austria--0.7%		
Boehler-Uddeholm	282,000	19,758,457
Belgium--2.7%		
Delhaize Group	97,600	8,132,659
InBev NV	559,800	36,888,486
KBC Groupe	242,700	29,750,542
		74,771,687
Denmark--0.9%		
Carlsberg AS	176,500	17,527,216
Danske Bank AS	176,600	7,846,388
		25,373,604
Finland--2.6%		
Fortum Oyj	525,600	14,952,490
KCI Konecranes Oyj	390,100	11,478,634
Kesko Oyj	326,000	17,214,883
Metso Corp.	305,200	15,399,684
Rautaruukki Oyj	343,400	13,661,456
		72,707,147
France--9.8%		
BNP Paribas	372,100	40,579,989
Bouygues SA	176,600	11,331,943
Cap Gemini SA	231,700	14,537,374
Compagnie Generale de Geophysique SA (a)	44,800	9,706,453
Sanofi-Synthelabo SA	202,300	18,672,093
Silicon-On-Insulator Technologies (SOITEC) (a)	229,400	8,157,584
Societe Generale	316,600	53,723,126
Suez SA	273,900	14,178,155
Total SA (b)	422,920	30,497,047
Vallourec SA (b)	36,380	10,575,151
Vinci SA	173,400	22,147,966
Vivendi SA	890,500	34,792,187
		268,899,068
Germany--5.5%		
Bayerische Motoren Werke AG	229,100	13,152,962
Deutsche Bank AG	130,500	17,450,216
E On AG	209,000	28,357,995
Heidelberger Druckmaschinen	179,700	8,507,656
Henkel KGaA (b)	90,540	13,318,240
Man AG	172,600	15,591,471
Merck KGaA	89,960	9,322,872
MTU Aero Engines Holding AG	203,500	9,521,657

Porsche AG	10,278	13,074,409
Thyssenkrupp AG	483,900	22,788,281
		151,085,759
Greece--1.1%		
Alpha Bank AE	421,900	12,748,362
Coca-Cola Hellenic Bottling Co. S.A.	464,600	18,145,975
		30,894,337
Hong Kong--1.9%		
Bank of East Asia Ltd.	2,035,100	11,526,049
China Mobile Ltd.	3,305,600	28,560,670
Foxconn International Holdings, Ltd. (a)	2,294,000	7,506,371
The Wharf(Holdings) Ltd.	1,527,400	5,645,981
		53,239,071
Ireland--2.5%		
Allied Irish Banks PLC (AIB)	543,600	16,138,805
C & C Group PLC	1,264,300	22,437,880
CRH PLC	513,100	21,353,698
IAWS Group PLC	341,000	8,729,020
		68,659,403
Italy--2.3%		
Banca Popolare di Milano Scarl (BPM)	474,600	8,234,986
Eni Spa	867,500	29,166,096
Intesa Sanpaolo Spa	3,204,033	24,732,171
		62,133,253
Japan--21.0%		
Canon, Inc.	700,450	39,427,161
Daiichi Sankyo Co., Ltd.	311,300	9,728,942
Dainippon Sumitomo Pharma Co., Ltd.	551,000	6,406,654
Diamond Lease Co., Ltd.	200,700	9,678,384
Fujitsu Ltd.	1,738,800	13,643,949
Honda Motor Co., Ltd.	1,097,800	43,347,559
Komatsu Ltd.	1,590,400	32,267,630
Kubota Corp.	1,243,000	11,507,906
Makita Corp.	308,000	9,444,678
Matsushita Electric Industrial Co. Ltd.	660,200	13,172,940
Mitsubishi Corp.	579,000	10,896,077
Mitsubishi Electric Corp.	1,918,000	17,499,353
Mitsubishi Gas Chemical Co., Inc.	1,417,200	14,823,271
Mitsui & Co., Ltd.	1,224,000	18,303,957
Mitsui Osk Kines, Ltd.	1,166,000	11,500,328
Mizuho Financial Group, Inc.	2,463	17,588,423
Nichirei Corp.	1,392,000	7,800,252
Nikon Corp.	743,000	16,291,943
Nippon Suisan Kaisha Ltd.	1,419,500	8,335,970
NTT Corp.	4,264	20,992,220
Orix Corp.	109,380	31,657,070
Pacific Management Corp.	4,231	9,277,417
Sankyo Co., Ltd.	196,000	10,851,382
Sumco Corp.	235,100	19,869,831
Sumitomo Metal Industries, Ltd.	4,687,000	20,357,717
Sumitomo Trust & Banking Co., Ltd.	3,187,000	33,414,904
Takeda Chemical Industries	281,900	19,349,097
TDK Corp	85,500	6,795,178
Tokyo Electric Power Co.	547,100	17,695,833
Tokyo Electron Ltd.	200,300	15,784,374
Toshiba Corp.	1,265,000	8,236,369
Toyota Motor Corp.	709,200	47,426,968
		573,373,737

Netherlands--3.6%

ASM Lithography Holding NV (a)	502,700	12,496,810
DSM NV	550,300	27,178,703
Fugro NV	175,800	8,397,245
Ing Groep NV CVA	1,136,100	50,354,230
		98,426,988

Norway--1.5%

DNB NOR ASA	1,093,100	15,521,508
Orkla ASA	309,600	17,535,026
Telenor ASA	433,400	8,153,283
		41,209,817

Singapore--0.5%

DBS Group Holdings, Ltd.	971,000	14,314,808

Spain--3.7%

ACS Actividades	503,200	28,358,261
Banco Santander Central	1,171,900	21,864,994
Corporacion Mapfre SA	1,591,400	7,181,495
Repsol YPF SA	396,000	13,690,076
Telefonica SA	1,478,600	31,450,325
		102,545,151

Sweden--3.2%

Ericsson LM	2,345,200	9,465,009
Nordea Bank AB	1,200,600	18,488,294
Skandinaviska Enskilda	975,000	30,953,510
Svenska Cellulosa AB (SCA), Class B	227,700	11,881,879
Volvo	252,700	17,391,337
		88,180,029

Switzerland--6.8%

Baloise Holdings	143,840	14,376,918
Credit Suisse Group	515,600	36,069,998
Roche Holding AG	198,000	35,502,216
Sulzer AG	18,460	21,011,013
Swiss Re	325,100	27,638,569
The Swatch Group AG	79,700	17,609,737
Zurich Financial Services AG	131,200	35,313,967
		187,522,418

United Kingdom--22.9%

AstraZeneca PLC	381,700	20,503,605
Aviva PLC	1,737,000	27,950,887
Barclays PLC	1,793,190	25,625,546
Barratt Developments PLC	965,000	23,330,187
BP PLC	2,904,700	32,269,416
British Airways PLC (a)	2,842,000	29,347,458
BT Group PLC	2,910,500	17,178,248
Dairy Crest Group PLC	667,100	8,867,163
De La Rue PLC	675,000	8,516,294
Enterprise Inns PLC	817,500	21,652,573
GlaxoSmithKline PLC	1,349,400	35,502,908
Greene King PLC	547,200	12,179,529
HBOS PLC	1,988,200	44,058,576
HSBC Holdings PLC	918,500	16,739,898
International Power PLC	5,220,900	39,016,506
Marks & Spencer Group PLC	1,677,900	23,550,991
National Grid PLC	1,905,100	27,485,853
Next PLC	318,600	11,226,444
Royal Bank of Scotland Group PLC	818,685	31,940,969
Royal Dutch Shell PLC	206,600	7,219,257

Royal Dutch Shell PLC			1,226,900	42,991,852
Sainsbury (J) PLC			1,863,900	14,932,594
Scottish Power PLC			1,165,900	17,072,096
Tesco PLC			1,181,400	9,354,906
Tullow Oil PLC			1,499,400	11,682,197
Vodafone Group PLC			10,880,937	30,140,239
Xstrata PLC			731,800	36,530,576
				626,866,768
Total Equities				
(cost $2,242,622,183)				2,661,480,626
PREFERRED STOCKS--1.1%			**Shares**	
Germany				
Fresenius AG				
(cost $22,781,436)			137,380	29,513,042
SHORT-TERM INVESTMENTS --0.1%	**Rate**	**Maturity**	**Par Value**	
U.S. Government--0.1%				
U.S. Treasury Bill (c)(d)				
(cost $2,930,338)	4.81%	3/15/2007	2,960,000	2,931,774
INVESTMENT OF CASH COLLATERALS --0.0%				
			Shares	
BlackRock Cash Strategies LLC (e) (cost $10,760)	5.32%		10,760	10,760
TOTAL UNAFFILIATED INVESTMENTS (Cost $2,268,344,717)				2,693,936,202
AFFILIATED INVESTMENTS--1.0%				
Dreyfus Institutional Preferred Plus Money				
Market Fund (e)(f) (cost $26,554,339)	5.35%		26,554,339	26,554,339
TOTAL INVESTMENTS -- 99.1% (cost $2,294,899,056)				2,720,490,541
Other Assets, less Liabilities -- 0.9%				25,878,120
NET ASSETS -- 100.0%				2,746,368,661

a Non-income producing security

b Security, or a portion of thereof, was on loan at December 31, 2006.

c Denotes all or part of security segregated as collateral for futures transactions.

d Rate noted is yield to maturity.

e Stated rate is the seven day yield for the fund at December 31, 2006.

f Affiliated institutional money market fund.

At December 31, 2006, the aggregate cost of investment securities for income tax purposes was $2,294,899,056. Net unrealized appreciation aggregated $425,591,485 of which $442,740,063 related to appreciated investment securities and $17,148,578 related to depreciated investment securities.

At December 31, 2006 the Portfolio held the following forward foreign currency exchange contracts:

Contracts to Receive	Local Principal Amount	Contract Value Date	Value at September 30, 2006	USD Amount to Deliver	Unrealized Gain
Euro	8,000,000	12/29/2006	$10,556,000	10,501,600	$ 54,400

At December 31, 2006 the Portfolio held the following futures contracts:

Contract	Position	Expiration Date	Underlying Face Amount at Value	Unrealized Gain/(Loss)
MSCI Pan-Euro (716 Contracts)	Long	3/20/2007	$ 22,905,122	$ (15,937)
Topix Futures (54 Contracts)	Long	3/30/2007	7,615,055	50,175
				$ 34,238

Mellon Institutional Funds Master Portfolio
The Boston Company Small Cap Growth Portfolio
December 31, 2006 (Unaudited)

Security	Shares	Value (Note 1A)
UNAFFILIATED INVESTMENTS -- 114.8%		
Equities--96.0%		
Consumer Discretionary--11.5%		
Aeropostale, Inc. (a)	8,700	268,569
Bebe Stores, Inc. (b)	19,010	376,208
Bright Horizons Family Solutions,		
Inc. (a)	13,610	526,163
Build A Bear Workshop Inc. (a,b)	1,640	45,953
Cache, Inc. (a)	15,780	398,287
California Pizza Kitchen, Inc. (a)	7,290	242,830
Jackson Hewitt Tax Service, Inc. (b)	15,600	529,932
Lin TV Corp. (a)	22,920	228,054
Lions Gate Entertainment Corp. (a,b)	59,110	634,250
Penn National Gaming, Inc. (a,b)	8,590	357,516
Ruth's Chris Steak House, Inc. (a)	27,700	506,356
Steiner Leisure Ltd. - ADR (a)	13,100	596,050
Texas Roadhouse, Inc., Class A (a)	26,080	345,821
Tractor Supply Co. (a,b)	4,700	210,137
		5,266,126
Consumer Staples--7.7%		
Green Mountain Coffee Roasters (a,b)	1,590	78,276
Hansen Natural Corp. (a,b)	11,410	384,289
Herbalife Ltd. (a)	6,100	244,976
Inter Parfums, Inc.	24,820	476,296
National Beverage Corp.	20,440	286,773
Performance Food Group Co. (a)	12,590	347,988
Physicians Formula Holdings, Inc. (a)	24,610	459,961
Prestige Brands Holdings Inc. (a)	18,960	246,859
Rite Aid Corp. (a,b)	78,400	426,496
Ruddick Corp.	5,490	152,348
United Natural Foods, Inc. (a)	11,770	422,778
		3,527,040
Energy--6.8%		
Arena Resources, Inc. (a,b)	7,870	336,128
Dril-Quip, Inc. (a)	8,480	332,077
Geomet, Inc. (a,b)	24,130	250,952
GMX Resources, Inc. (a,b)	6,060	215,130
Hanover Compressor Co. (a)	12,400	234,236
Oil States International, Inc. (a)	12,120	390,628
Penn Virginia Corp.	6,610	462,964
Superior Well Services, Inc. (a)	14,200	362,952
W-H Energy Services, Inc. (a)	11,280	549,223
		3,134,290
Financial--10.6%		
Arch Capital Group Ltd. - ADR (a)	3,800	256,918
Argonaut Group, Inc. (a)	11,000	383,460
Capital Source, Inc. (b)	13,250	361,858
Capitol Bancorp Ltd.	8,290	382,998
Dollar Financial Corp. (a)	12,500	348,250
Financial Institutions, Inc.	5,650	130,233
First Cash Financial Services,		
Inc. (a)	17,350	448,845
First Mercury Financial Corp. (a)	14,590	343,157
First Midwest Bancorp, Inc.	6,320	244,458
First State Bancorporation	9,860	244,035
Montpelier Re Holdings Ltd.	17,560	326,792
Nara Bancorp, Inc.	7,340	153,553
Piper Jaffray Companies, Inc. (a)	5,740	373,961
Portfolio Recovery Associates,		
Inc. (a,b)	11,070	516,858
Umpqua Holdings Corp.	12,590	370,524

		4,885,900
Health Care--18.6%		
Alnylam Pharmaceuticals Inc. (a)	14,230	304,522
Applera Corp.-Celera Genomics		
Group (a)	14,140	197,819
Array BioPharma, Inc. (a)	13,080	168,994
Arrow International, Inc.	7,020	248,368
ArthroCare Corp. (a)	6,220	248,302
Centene Corp. (a)	20,050	492,629
Community Health Systems, Inc. (a)	7,900	288,508
Covance, Inc. (a)	3,670	216,200
Cytyc Corp. (a)	13,100	370,730
Enzon Pharmaceuticals, Inc. (a,b)	27,840	236,918
Exelixis, Inc. (a)	21,990	197,910
Integra LifeSciences Holdings (a)	12,430	529,394
InterMune, Inc. (a,b)	17,500	538,125
Matria Healthcare, Inc. (a)	9,100	261,443
Medarex, Inc. (a)	18,390	271,988
Natus Medical, Inc. (a,b)	29,510	490,161
Pediatrix Medical Group, Inc. (a)	5,150	251,835
PerkinElmer, Inc.	11,990	266,538
Respironics, Inc. (a)	13,900	524,725
Rigel Pharmaceuticals, Inc. (a)	18,830	223,512
Santarus, Inc. (a)	31,890	249,699
Thermo Fisher Scientific, Inc. (a)	7,600	344,204
Thoratec Corp. (a,b)	17,780	312,572
Triad Hospitals (a)	4,850	202,876
United Surgical Partners		
International, Inc. (a)	9,320	264,222
VCA Antech, Inc. (a)	11,290	363,425
Vertex Pharmaceuticals, Inc. (a,b)	3,150	117,873
Viasys Healthcare, Inc. (a)	13,270	369,171
		8,552,663
Industrials--14.1%		
Alaska Air Group, Inc. (a)	12,590	497,305
Bucyrus International, Inc., Class		
A (b)	8,660	448,242
Central Parking Corp. (b)	20,390	367,020
Copart, Inc. (a)	16,460	493,800
Global Cash Access, Inc. (a)	26,890	436,425
Hub Group, Inc., Class A Shares (a)	12,620	347,681
Interline Brands, Inc. (a)	8,410	188,973
MSC Industrial Direct Co., Inc.	12,760	499,554
Pacer International, Inc.	13,020	387,605
Quanta Services Inc (a)	29,560	581,445
Stericycle, Inc. (a)	3,500	264,250
Team, Inc. (a)	8,990	313,122
UAP Holding Corp.	18,380	462,808
UTI Worldwide, Inc.	13,470	402,753
Washington Group International,		
Inc. (a,b)	13,090	782,651
		6,473,634
Information Technology--21.5%		
24/7 Real Media, Inc. (a,b)	89,160	806,898
AMIS Holdings, Inc. (a,b)	22,770	240,679
Arris Group, Inc. (a)	24,710	309,122
Art Technology Group, Inc. (a)	128,580	299,591
BEA Systems, Inc. (a,b)	15,390	193,606
Brocade Communications Systems,		
Inc. (a)	36,790	302,046
Cymer, Inc. (a)	5,530	243,044
DealerTrack Holdings, Inc. (a)	12,360	363,631
Epicor Software Corp. (a)	18,800	253,988
Formfactor, Inc. (a,b)	8,430	314,018
Informatica Corp. (a)	18,310	223,565
MasTec, Inc. (a)	32,320	372,973
Micrel Inc. (a)	18,150	195,657

MoSys, Inc. (a)			22,670	209,698
Net Gear Inc. (a,b)			16,910	443,888
Polycom, Inc. (a)			16,000	494,560
Rackable Systems, Inc. (a,b)			12,310	381,241
Rudolph Technologies, Inc. (a)			19,650	312,828
Silicon Image, Inc. (a)			16,810	213,823
Sirenza Microdevices, Inc. (a)			24,570	193,120
Smart Modular Technologies, Inc. (a)			55,040	740,838
Standard Microsytems Corp. (a)			8,090	226,358
Supertex, Inc. (a)			11,670	458,048
Tektronix, Inc.			7,920	231,026
Tessera Technologies, Inc. (a)			10,080	406,627
The Ultimate Software Group, Inc. (a)			10,920	253,999
ValueClick, Inc. (a)			20,620	487,251
Verisign, Inc. (a)			12,500	300,625
Wright Express Corp. (a)			12,260	382,143
				9,854,891
Materials--3.0%				
American Vanguard Corp. (b)			16,520	262,667
Cleveland-Cliffs, Inc.			4,200	203,447
Hecla Mining Co. (a,b)			62,100	475,685
Kinross Gold Corp. (a,b)			14,800	175,823
Schnitzer Steel Industries, Inc.			7,020	278,693
				1,396,315
Telecommunication Services--1.1%				
NeuStar, Inc. (a)			15,000	486,600
Utilities--1.1%				
Ormat Technologies, Inc.			13,360	491,914
Total Equities				
(cost $39,363,460)				44,069,373
SHORT - TERM INVESTMENTS--0.3%	Rate	**Maturity**	**Par Value**	
U.S. Government--0.3%				
U.S. Treasury Bill (c,d)				
(cost $118,798)	4.81%	3/15/2007	120,000	118,856
INVESTMENT OF CASH COLLATERAL -- 18.5%			**Shares**	
BlackRock Cash Strategies L.L.C. (e)				
(cost $8,498,337)	5.32%		8,498,337	8,498,337
TOTAL UNAFFILIATED INVESTMENTS (Cost $47,980,595)				52,686,566
AFFILIATED INVESTMENTS -- 3.6%				
Dreyfus Institutional Preferred				
Plus Money Market Fund (e,f) (Cost $1,668,843)	5.35%		1,668,843	1,668,843
TOTAL INVESTMENTS --118.4% (cost $49,649,438)				54,355,409
LIABILITIES IN EXCESS OF OTHER ASSETS -- (18.4%)				(8,444,897)
NET ASSETS -- 100%				45,910,512

ADR - American Depository Receipts

a Non-income producing security
b Security, or a portion of thereof, was on loan at December 31, 2006.
c Denotes all or part of security segregated as collateral for futures transactions.
d Rate noted is yield to maturity.
e Stated rate is the seven day yield for the fund at December 31, 2006.
f Affiliated institutional money market fund.

At December 31, 2006, the aggregate cost of investment securities for income tax purposes was $49,649,438. Net unrealized appreciation aggregated $4,705,971 of which $5,026,044 related to appreciated investment securities and $320,073 related to depreciated investment securities.

At December 31,2006 the Fund held the following futures contracts:

Contract	Position	Expiration Date	Underlying Face Amount at Value	Unrealized Loss
Russell 2000 Index (1 Contract)	Long	3/15/07	$401,625	($4,179)

Mellon Institutional Funds Master Portfolio
The Boston Company International Small Cap Portfolio
December 31, 2006 (Unaudited)

Security	Shares	Value ($)
UNAFFILIATED INVESTMENTS - 98.0%		
Equities--95.6%		
Australia--3.5%		
Allco Finance	944,000	381,129
Babcock & Brown Ltd.	259,600	5,080,933
Healthscope Ltd.	1,196,700	5,090,508
Oil Search Ltd.	1,523,900	4,028,917
Oxiana Ltd.	4,535,300	11,346,250
Pacific Brands Ltd.	1,971,800	4,061,537
Record Investments Ltd.	900,900	9,143,335
United Group Ltd.	302,600	3,331,426
		42,464,035
Austria--1.2%		
Andritz AG	19,200	4,162,442
Boehler-Uddeholm	146,940	10,295,417
		14,457,859
Belgium--1.8%		
Colruyt SA	20,800	4,440,698
Mobistar SA (a)	74,900	6,389,395
NV Union Miniere SA	41,460	7,057,135
Omega Pharma S.A.	50,200	3,785,553
		21,672,781
Canada--5.3%		
Astral Media, Inc.	143,700	4,920,625
Axcan Pharma, Inc.(a)	228,100	3,243,202
Gateway Casinos Income Fund	200,000	2,932,853
Gildan Activewear, Inc. (a)	77,400	3,616,779
Inmet Mining Corp.	350,800	18,774,915
IPSCO, Inc.	37,300	3,505,132
Kingsway Financial Services	198,900	4,146,522
MEGA Brands, Inc. (a)	159,000	3,565,603
Methanex Corp.	166,900	4,565,741
Metro, Inc.	140,000	4,555,012
Northbridge Financial	104,500	2,752,075
Trican Well Service Ltd.	202,500	3,528,685
WestJet Airlines Ltd. (a)	330,300	4,228,950
		64,336,094
Denmark--0.4%		
East Asiatic Company Ltd.	89,800	5,023,065
Finland--3.3%		
Cargotec Corp.	73,000	4,055,219
KCI Konecranes Oyj	198,900	5,852,603
Kesko Oyj	86,400	4,562,472
Nokian Renkaat	162,100	3,319,588
Orion Oyj Class B (a)	162,200	3,520,677
Outokumpu Oyj	118,500	4,637,660
Rautaruukki Oyj	256,200	10,192,385
Wartsila OYJ-B	74,600	4,017,120
		40,157,724
France--9.1%		
Air France-KLM	130,400	5,487,083
Alten(a)	128,820	4,803,578
Bacou Dalloz	30,600	4,094,197
Ciments Francais	28,250	5,423,640
CNP Assurances	43,140	4,815,705
Compagnie Generale de Geophysique SA (a)(b)	36,000	7,799,828
Compagnie Generale des Etablissements Michelin	58,600	5,605,896
Euler Hermes SA	69,860	10,102,958
Eutelsat Communications	184,400	3,523,213
Icade (a)	55,400	3,497,849
Iliad SA	44,900	3,898,357
Natixis	310,200	8,710,093
Nexans SA	67,430	8,630,467
Nexity	62,700	4,542,022
Pierre & Vacances	32,600	4,000,460
Pinguely-Haulotte	165,400	4,408,555
Silicon-On-Insulator Technologies (SOITEC) (a)	135,500	4,818,451
Sodexho Alliance SA	58,000	3,637,518
Vallourec SA	38,350	11,147,802
		108,947,672
Germany--6.3%		
Aareal Bank AG (a)	89,600	4,169,873
Continental AG	30,740	3,573,462

Deutsche Boerse AG	53,870	9,910,178
Deutsche Postbank AG	71,590	6,042,798
Hannover Rueckversicheru (a)	80,800	3,740,075
Hypo Real Estate Holding	76,290	4,805,731
Lanxess (a)	116,900	6,552,521
Leoni AG	108,390	4,422,197
Man AG	72,500	6,549,140
MPC Capital AG	44,600	3,931,748
MTU Aero Engines Holding AG	112,600	5,268,494
Software AG	75,860	5,979,811
Stada Arzneimittel AG	114,260	6,550,786
Wincor Nixdorf AG	26,720	4,155,395
		75,652,209
Hong Kong--2.3%		
China Overseas Land & Investment Ltd.	11,452,000	15,372,010
Hengan International Group Co., Ltd.	3,229,400	8,005,301
Wing Hang Bank Ltd.	374,900	4,410,475
		27,787,786
Ireland--2.2%		
C & C Group PLC	560,100	9,940,249
FBD Holdings PLC	70,000	3,814,675
Grafton Group PLC (a)	296,570	4,954,163
IAWS Group PLC	283,000	7,244,319
		25,953,406
Italy--4.9%		
ASM Brescia Spa	987,900	5,406,407
Azimut Holding Spa	271,900	3,637,949
Banca Popolare di Milano Scarl (BPM)	536,600	9,310,775
Banco Popolare di Verona e Novara	206,960	5,939,571
Cassa di Risp	1,048,700	3,528,587
Credito Emiliano Spa	388,900	5,501,006
Fondiaria-Sai Spa	120,440	5,759,282
Mediolanum Spa	443,800	3,616,044
Milano Assicurazioni Spa	696,750	5,677,058
Recordati Spa	597,440	4,584,093
Terna Spa	1,670,400	5,659,008
		58,619,780
Japan--16.5%		
Ardepro Co., Ltd.	9,600	3,157,523
Asahi Pretec Corp.	201,900	4,036,982
Capcom Co., Ltd.	216,400	3,899,672
Chiyoda Integre Co., Ltd.	103,500	2,434,680
Comsys Holdings Corp.	266,000	2,945,375
Creed Corp	650	2,244,392
Dainippon Screen Manufacturing Co., Ltd.	472,900	4,247,081
Dainippon Sumitomo Pharma Co., Ltd.	252,000	2,930,085
EXEDY Corp.	209,200	6,450,172
Fuji Machine Mfg. Co., Ltd.	143,900	2,774,515
Gigas K's Denki Corp.	153,300	4,494,808
Goldcrest Co., Ltd.	58,740	3,030,023
Hisamitsu	137,400	4,351,827
Hitachi Construction Machinery Co., Ltd.	192,600	5,177,854
Hitachi High-Technologies Corp.	181,100	5,385,987
Izumi Co. Ltdronics, Inc.	148,600	5,293,321
Japan Aviation Electronics Industry Ltd.	283,000	4,010,930
Joint Corp.	183,500	7,060,657
Kansai Paint Co., Ltd.	488,000	3,862,018
Keihin Corp.	157,300	3,957,939
Kenedix, Inc.	1,347	6,076,947
Kenwood Corp.	2,060,000	3,668,991
Kyowa Exeo Corp.	476,000	4,862,774
Makita Corp.	119,500	3,664,412
Meiji Dairies Corp.	476,000	3,747,055
Mitsubishi Gas Chemical Co., Inc.	472,400	4,941,090
Mori Seiki Co., Ltd	221,800	4,965,950
Nichirei Corp.	650,000	3,642,359
Nippon System Development Co., Ltd.	153,000	4,858,775
Nissin Kogyo Co., Ltd.	301,200	7,743,191
NTN Corp. (a)	618,000	5,539,830
Pacific Management Corp.	2,590	5,679,157
Ricoh Leasing Co Ltd	105,800	2,746,551
Shin-Etsu Polymer Co., Ltd.	315,400	4,411,837
Sumisho Lease Co Ltd (a)	99,000	5,514,324
Suruga Bank Ltd.	308,000	3,814,097
Taiyo Nippon Sanso Corp.	595,000	5,358,649
Takeuchi MFG. Co., Ltd.	81,400	3,795,430
Toho Pharmaceutical Co., LTD.	256,500	4,654,625
Tokyo Ohka Kogyo Co., Ltd.	159,300	4,443,216
Toshiba Machine Co., Ltd.	549,000	5,045,837

Tosoh Corp	1,027,000	4,538,368
Ulvac, Inc.	132,700	4,537,419
Urban Corp.	245,500	3,724,884
Yaskawa Electric Corp.	386,000	4,465,446
		198,187,055
Luxembourg--0.3%		
Oriflame Cosmetics SA SDR	92,200	3,795,125
Netherlands--4.0%		
Aalberts Industries NV	84,320	7,287,546
DSM NV	115,100	5,684,661
Endemol NV	167,100	3,814,450
Fugro NV	161,700	7,723,746
SBM Offshore NV	169,260	5,817,970
Univar NV	105,100	5,885,556
USG People NV	167,500	7,317,848
Wolters Kluwer NV	165,200	4,749,815
		48,281,592
Norway--1.6%		
Ementor ASA (a)	727,000	4,105,895
Tandberg Television ASA (a)	404,500	5,075,233
TGS Nopec Geophysical Co. ASA (a)	470,900	9,746,510
		18,927,638
Portugal--0.3%		
Banco BPI SA	412,350	3,215,606
Singapore--0.4%		
STATS ChipPAC Ltd. (a)	5,758,100	4,394,636
South Korea--2.4%		
Cheil Industries, Inc.	80,300	3,390,828
Daegu Bank	162,800	2,784,852
GS Engineering and Construction Corp.	65,000	5,811,189
Humax Co., Ltd.	113,200	3,166,434
Hyundai Mipo Dockyard	53,200	6,810,974
Korea Zinc Co., Ltd.	31,200	3,313,007
LG Dacon Corp.	182,800	3,854,632
		29,131,916
Spain--3.0%		
Abengoa SA	103,800	3,808,972
Banco Pastor SA	218,600	4,254,530
Banco Sabadell SA	174,760	7,819,504
Ebro Puleva	145,800	3,693,756
Enagas	199,290	4,633,411
Fomento de Construcciones y Contratas SA	64,100	6,529,572
Sol Melia SA	270,900	5,365,363
		36,105,108
Sweden--1.3%		
Alfa Laval AB	102,900	4,641,089
Elekta AB	206,300	4,343,713
Modern Times Group MTG AB	92,300	6,062,619
		15,047,421
Switzerland--6.4%		
Actelion Ltd. (a)	45,000	9,896,603
Banque Cantonale Vaudoise (BCV)	7,400	3,564,582
Barry Callebaut AG (a)	12,648	6,383,161
Galenica Holding AG	13,800	3,864,476
Geberit AG	3,700	5,702,117
Georg Fischer AG (a)	10,600	6,867,471
Julius Baer Holding Ltd.	42,400	4,669,358
Kudelski SA	106,200	4,000,148
Rieter Holding AG	13,060	6,832,226
Sika AG (a)	6,200	9,615,953
Sulzer AG	6,200	7,056,786
The Swatch Group AG	18,900	4,175,960
Valora Holding AG	14,700	4,038,097
		76,666,938
Ukraine--0.6%		
Michael Page International PLC	880,200	7,792,627
United Kingdom--18.5%		
Admiral Group PLC	326,300	7,020,026
Aegis Group PLC	1,660,000	4,549,462
Amlin PLC	889,300	5,662,257
Barratt Developments PLC	255,320	6,172,708
Bodycote International	659,000	2,944,558
British Airways PLC (a)	892,900	9,220,389
Burren Energy PLC	341,500	5,916,406
Cattles PLC	694,100	5,968,398

Charter PLC (a)			430,310	7,623,492
Chemring Group PLC			179,900	5,564,321
Close Brothers Group PLC			355,460	7,073,300
Cookson Group PLC			527,700	6,487,400
Crest Nicholson			411,800	4,985,974
Croda International PLC			640,700	7,337,271
Daily Mail & G			341,200	4,789,080
Dairy Crest Group PLC			283,400	3,766,982
DS Smith PLC			969,000	3,717,952
Enterprise Inns PLC			310,900	8,234,599
Greene King Plc			385,423	8,578,711
IG Group Holdings PLC			734,800	4,178,681
Inchcape PLC			699,600	6,929,857
Informa PLC			577,600	6,750,337
International Power PLC			1,325,100	9,902,655
Kelda Group PLC			184,100	3,337,250
Kier Group PLC			122,310	5,195,719
LogicaCMG PLC			1,171,900	4,267,047
Morgan Sindall PLC			249,200	6,478,434
N Brown Group PLC (a)			643,300	3,551,294
Next PLC			164,700	5,803,501
Persimmon PLC			173,010	5,168,324
Petrofac Ltd.			888,700	7,006,719
Regus Group PLC (a)			1,715,900	4,182,012
Restaurant Group PLC			747,514	4,525,359
SIG PLC			271,430	5,472,919
Speedy Hire PLC			187,630	4,426,019
Tate & Lyle PLC			332,100	4,996,164
The Carphone Warehouse PLC			506,430	3,112,956
Tullow Oil PLC			910,870	7,096,814
Victrex PLC			259,690	4,084,746
				222,080,093
Total Equities				
(Cost $851,340,334)				1,148,698,166
Preferred Stocks--1.8%				
Fresenius AG			42,000	9,022,767
Henkel KGAA-Vorzug			27,800	4,089,321
Hugo Boss AG			87,000	4,467,880
ProSieben Sat.1 Media AG			127,500	4,180,678
Total Preferred Stocks (cost $15,028,596)				21,760,646

	Rate	Maturity	Par Value	
SHORT-TERM INVESTMENTS -- 0.0%				
U.S. Government--0.0%				
Treasury Bill (c) (d) (cost $480,138)	4.81%	3/15/2007	485,000	480,375
INVESTMENT OF CASH COLLATERAL--0.6%				
BlackRock Cash Strategies L.L.C. (e)	5.32%		**Shares**	
(Cost $6,888,123)			6,888,123	6,888,123
TOTAL UNAFFILIATED INVESTMENTS (Cost $873,737,191)				1,177,827,310
AFFILIATED INVESTMENTS -- 2.2%				
Dreyfus Institutional Preferred Plus Money Market Fund (e) (f)	5.35%		26,628,543	26,628,543
(Cost $26,628,543)				
Total Investments--100.2% (cost 900,365,734)				1,204,455,853
OTHER ASSETS, LESS LIABILITES-(0.2%)				(1,711,389)
Net Assets--100%				1,202,744,464

(a) Non-income producing security.
(b) Security, or a portion of thereof, was on loan at December 31,2006
(c) Denotes all or part of security segregated as collateral for futures transactions.
(d) Rate noted is yield to maturity.
(e) Stated rate is the seven day yield for the fund at December 31, 2006.
(f) Affiliated institutional money market fund.

At December 31, 2006, the aggregate cost of investment securities for income tax purposes was $900,365,734. Net unrealized appreciation aggregate
$304,090,119 of which $313,005,136 related to appreciated investment securities and $8,915,017 related to depreciated investment securities

At December 31, 2006 the Portfolio held the following forward foreign currency exchange contracts

Contracts to Receive	Local Principal	Contract Value	Value at December 31,2006	USD Amount to	Unrealized Gain
	Amount	Date		Deliver	
Swedish Krona	6,400,000	12/15/2006	$ 935,112	$ 926,305	$ 8,807

Contracts to Deliver	Local Principal	Contract Value	Value at December 31,2006	USD Amount to	Unrealized (Loss)
	Amount	Date		Deliver	
Swiss Franc	207,721	12/29/2006	$ 170,459	$ 169,540	$ (918)
Swedish Krona	17,470,000	12/29/2006	2,549,993	2,537,511	(12,482)
			$ 2,720,452	$ 2,707,051	$ (13,400)

At December 31, 2006 the Portfolio held the following futures contracts:

Contract	Position	Expiration Date	Underlying Face Amount at Value	Unrealized(Loss)
MSCI Pan-Euro (220 Contracts)	Long	3/16/2007	$ 6,395,363	$ (13,729)
Topix Futures (15 Contracts)	Long	3/8/2007	2,125,568	(126)
				$ (13,855)